Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

May 24, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Att: Jim B. Rosenberg

Re:	Arthur J. Gallagher & Co.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 14, 2012

Form 8-K dated May 1, 2012

Filed May 1, 2012

File No. 001-09761

Dear Mr. Rosenberg:

This letter is provided by Arthur J. Gallagher & Co. (the “Company”, “we” or “our”) in response to the letter from the Staff of the Securities and Exchange Commission dated May 2, 2012 (the “Comment Letter”). The headings and numbered responses below correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Results of Operations, page 23-38

1.	It is generally not appropriate to present a full non-GAAP income statement information for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Presenting a full non-GAAP income statement for your segment information may attach undue prominence to the non-GAAP information. Please refer to Compliance and Disclosure Interpretations 102.10 and 104.03.

Response:

In future filings, we will not present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Please also see our response to Comment #4 below.

Arthur J. Gallagher & Co.

File No. 001-09761

Contractual Obligations and Commitments, page 42

2.	Please provide us revised disclosure to be included in future filings for your contractual obligations table which includes the amount of interest obligations for the note purchase agreements.

Response:

Set forth below is the Contractual Obligations table on page 42 of our Form 10-K for the Fiscal Year Ended December 31, 2011, revised to include the amount of interest obligations for the note purchase agreements. We will include such information in future filings, to the extent applicable at the time of such filings.

	Payments Due by Period
	2012	2013	2014	2015	2016	Thereafter	Total
Contractual Obligations
Note Purchase Agreements	$—	$—	$100.0	$—	$50.0	$525.0	$675.0
Credit Agreement	10.0	—	—	—	—	—	10.0
Interest expense on debt	41.0	41.0	41.0	34.7	34.7	69.1	261.5

Total debt obligations	51.0	41.0	141.0	34.7	84.7	594.1	946.5
Operating lease obligations	71.1	53.0	37.4	30.9	21.7	41.4	255.5
Less sublease arrangements	(3.3)	(2.0)	(1.6)	(0.6)	—	—	(7.5)
Outstanding purchase obligations	10.4	5.6	4.3	1.0	1.0	0.1	22.4

Total contractual obligations	$129.2	$97.6	$181.1	$66.0	$107.4	$635.6	$1,216.9

Consolidated Statement of Cash Flows, page 48

3.	Please provide us revised disclosure to include in future filings which separately discloses the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during each period presented. Refer to ASC 830-230-45-1.

Response:

Set forth below is the Consolidated Statement of Cash Flows on page 48 of our Form 10-K for the Fiscal Year Ended December 31, 2011, revised to include a separate presentation of the effect of exchange rate changes on cash balances held in foreign currencies during each period presented. We will include such information in future filings, to the extent applicable at the time of such filings.

Arthur J. Gallagher & Co.

File No. 001-09761

	Year Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Earnings from continuing operations	$144.1	$163.3	$133.1
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
Net (gain) loss on investments	(1.3)	2.5	0.9
Depreciation and amortization	115.2	93.1	85.6
Change in estimated acquisition earnout payables	(6.2)	(2.6)	4.1
Amortization of deferred compensation and restricted stock	6.8	6.6	6.2
Stock-based and other noncash compensation expense	14.3	9.0	9.9
Effect of exchange rate changes	0.2	0.8	(0.9)
Net change in restricted cash	31.9	(16.9)	28.0
Net change in premiums receivable	51.1	(2.7)	59.0
Net change in premiums payable	(39.4)	(11.5)	(118.9)
Net change in other current assets	(52.4)	(11.7)	(6.0)
Net change in accrued compensation and other accrued liabilities	14.2	5.9	(50.3)
Net change in fees receivable/unearned fees	(4.1)	(11.8)	(11.6)
Net change in income taxes payable	(10.4)	(23.1)	1.1
Net change in deferred income taxes	30.3	31.0	45.2
Net change in other noncurrent assets and liabilities	(7.2)	(0.7)	12.8

Net cash provided by operating activities of continuing operations	287.1	231.2	198.2
Earnings (loss) from discontinued operations	—	10.8	(4.5)
Other non-cash items from discontinued operations	—	(12.5)	3.5
Net loss on disposal of discontinued operations	—	—	3.7

Net cash provided by operating activities	287.1	229.5	200.9

Cash flows from investing activities:
Net additions to fixed assets	(46.7)	(25.1)	(23.8)
Cash paid for acquisitions, net of cash acquired	(264.6)	(80.1)	(42.6)
Net proceeds from sales of operations	10.2	—	0.9
Net (funding) proceeds of investment transactions	(13.2)	12.6	(27.4)

Net cash used by investing activities	(314.3)	(92.6)	(92.9)

Cash flows from financing activities:
Proceeds from issuance of common stock	73.9	36.7	8.3
Tax impact from issuance of common stock	3.7	1.4	(2.8)
Repurchases of common stock	(1.2)	(0.8)	(1.0)
Dividends paid	(145.8)	(133.5)	(127.9)
Borrowings on line of credit facilities	151.0	48.0	154.0
Repayments on line of credit facilities	(141.0)	(48.0)	(286.0)
Borrowings of corporate related long-term debt	125.0	—	150.0

Net cash provided (used) by financing activities	65.6	(96.2)	(105.4)

Effect of exchange rate changes on cash and cash equivalents	3.0	3.2	8.9

Net increase in cash and cash equivalents	41.4	43.9	11.5
Cash and cash equivalents at beginning of year	249.8	205.9	194.4

Cash and cash equivalents at end of year	$291.2	$249.8	$205.9

Supplemental disclosures of cash flow information:
Interest paid	$38.4	$34.7	$27.9
Income taxes paid	32.0	37.6	27.7

Arthur J. Gallagher & Co.

File No. 001-09761

Form 8-K dated May 1, 2012

Exhibit 99.1

4.	In this exhibit you present a full statement of operations to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Response:

In future Item 2.02 Form 8-K submissions and other filings, we will not present a full statement of operations reconciling GAAP earnings to non-GAAP earnings. Set forth below is a revised version of the segment statement of earnings that was the subject of the Staff’s comment, in the form we expect to present in future filings.

Arthur J. Gallagher & Co.

Segment Statement of Earnings and EBITDAC

(Unaudited—in millions except per share, percentage and workforce data)

	1st Q Ended March 31, 2012	1st Q Ended March 31, 2011
Operating Segment
Commissions	$—	$—
Fees	—	—
Supplemental commissions (1)	—	—
Contingent commissions (1)	—	—
Investment income and gains realized on books of business sales	—	—
Revenues	—	—

Compensation	—	—
Operating	—	—
Depreciation	—	—
Amortization	—	—
Change in estimated acquisition earnout payables	—	—
Expenses	—	—

Earnings before income taxes	—	—
Provision for income taxes	—	—
Net earnings	$—	$—

EBITDAC
Net earnings	$—	$—
Provision for income taxes	—	—
Depreciation	—	—
Amortization	—	—
Change in estimated acquisition earnout payables	—	—
EBITDAC	$—	$—

Arthur J. Gallagher & Co.

File No. 001-09761

In addition, below is an example of a tabular reconciliation of adjusted expense ratios in the form we expect to present in future filings. We may use this or similar tables to reconcile GAAP to non-GAAP measures in various places in our disclosures when we believe presenting such measures will be helpful to investors.

	1st Q 12		1st Q 11
	Comp Expense	Operating Expense	Comp Expense	Operating Expense
Reported amounts	$—	$—	$—	$—
Heath Lambert integration costs	—	—	—	—
Workforce & lease termination	—	—	—	—

Adjusted amounts	—	—	—	—

Adjusted ratios using adjusted revenue per page 1	—%	—%	—%	—%

We also acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosures in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ DOUGLAS K. HOWELL

Douglas K. Howell

Vice President and Chief Financial

Officer